Exhibit 99.1

ASUR Announces Total Passenger Traffic for December 2020

On a YoY basis, passenger traffic decreased 37.4% in Mexico, 45.2% in Puerto Rico and 48.4% in Colombia

MEXICO CITY, Jan. 6, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for December 2020 decreased 41.2% when compared to December 2019. Passenger traffic decreased 37.4% in Mexico, 45.2% in Puerto Rico and 48.4% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between December 1 through December 31, 2020 and from December 1 through December 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	December		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	3,113,870	1,950,454	(37.4)	34,161,842	16,528,658	(51.6)
Domestic Traffic	1,487,771	1,139,965	(23.4)	16,683,996	9,246,112	(44.6)
International Traffic	1,626,099	810,489	(50.2)	17,477,846	7,282,546	(58.3)
San Juan, Puerto Rico	937,716	513,404	(45.2)	9,448,253	4,845,353	(48.7)
Domestic Traffic	845,671	485,411	(42.6)	8,455,993	4,547,541	(46.2)
International Traffic	92,045	27,993	(69.6)	992,260	297,812	(70.0)
Colombia	1,171,191	604,769	(48.4)	12,052,135	4,215,435	(65.0)
Domestic Traffic	996,876	524,425	(47.4)	10,231,479	3,625,324	(64.6)
International Traffic	174,315	80,344	(53.9)	1,820,656	590,111	(67.6)
Total Traffic	5,222,777	3,068,627	(41.2)	55,662,230	25,589,446	(54.0)
Domestic Traffic	3,330,318	2,149,801	(35.4)	35,371,468	17,418,977	(50.8)
International Traffic	1,892,459	918,826	(51.4)	20,290,762	8,170,469	(59.7)

Mexico Passenger Traffic
		December		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,487,771	1,139,965	(23.4)	16,683,996	9,246,112	(44.6)
CUN	Cancun	770,284	700,044	(9.1)	8,980,397	5,454,995	(39.3)
CZM	Cozumel	17,739	8,857	(50.1)	189,640	69,727	(63.2)
HUX	Huatulco	61,778	38,084	(38.4)	749,048	321,538	(57.1)
MID	Merida	240,204	137,972	(42.6)	2,573,490	1,213,897	(52.8)
MTT	Minatitlan	12,334	7,764	(37.1)	140,616	66,475	(52.7)
OAX	Oaxaca	104,758	58,269	(44.4)	1,047,961	527,967	(49.6)
TAP	Tapachula	38,652	33,159	(14.2)	372,626	273,727	(26.5)
VER	Veracruz	127,831	82,837	(35.2)	1,406,796	695,571	(50.6)
VSA	Villahermosa	114,191	72,979	(36.1)	1,223,422	622,215	(49.1)
International Traffic		1,626,099	810,489	(50.2)	17,477,846	7,282,546	(58.3)
CUN	Cancun	1,525,467	768,613	(49.6)	16,501,592	6,804,153	(58.8)
CZM	Cozumel	32,624	18,866	(42.2)	356,783	198,563	(44.3)
HUX	Huatulco	19,798	1,648	(91.7)	143,239	81,190	(43.3)
MID	Merida	24,678	9,518	(61.4)	217,159	83,411	(61.6)
MTT	Minatitlan	613	668	9.0	7,543	3,820	(49.4)
OAX	Oaxaca	13,867	6,200	(55.3)	148,284	62,811	(57.6)
TAP	Tapachula	1,050	414	(60.6)	12,857	6,748	(47.5)
VER	Veracruz	6,080	3,192	(47.5)	68,785	25,588	(62.8)
VSA	Villahermosa	1,922	1,370	(28.7)	21,604	16,262	(24.7)
Traffic Total Mexico		3,113,870	1,950,454	(37.4)	34,161,842	16,528,658	(51.6)
CUN	Cancun	2,295,751	1,468,657	(36.0)	25,481,989	12,259,148	(51.9)
CZM	Cozumel	50,363	27,723	(45.0)	546,423	268,290	(50.9)
HUX	Huatulco	81,576	39,732	(51.3)	892,287	402,728	(54.9)
MID	Merida	264,882	147,490	(44.3)	2,790,649	1,297,308	(53.5)
MTT	Minatitlan	12,947	8,432	(34.9)	148,159	70,295	(52.6)
OAX	Oaxaca	118,625	64,469	(45.7)	1,196,245	590,778	(50.6)
TAP	Tapachula	39,702	33,573	(15.4)	385,483	280,475	(27.2)
VER	Veracruz	133,911	86,029	(35.8)	1,475,581	721,159	(51.1)
VSA	Villahermosa	116,113	74,349	(36.0)	1,245,026	638,477	(48.7)

Us Passenger Traffic, San Juan Airport (LMM)
		December		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		937,716	513,404	(45.2)	9,448,253	4,845,353	(48.7)
Domestic Traffic		845,671	485,411	(42.6)	8,455,993	4,547,541	(46.2)
International Traffic		92,045	27,993	(69.6)	992,260	297,812	(70.0)

Colombia Passenger Traffic Airplan
		December		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		996,876	524,425	(47.4)	10,231,479	3,625,324	(64.6)
MDE	Rionegro	717,604	345,354	(51.9)	7,409,418	2,481,885	(66.5)
EOH	Medellin	104,044	75,915	(27.0)	1,095,291	464,601	(57.6)
MTR	Monteria	109,361	60,147	(45.0)	1,028,309	418,044	(59.3)
APO	Carepa	21,541	14,926	(30.7)	226,951	90,205	(60.3)
UIB	Quibdo	38,682	24,635	(36.3)	384,487	148,938	(61.3)
CZU	Corozal	5,644	3,448	(38.9)	87,023	21,651	(75.1)
International Traffic		174,315	80,344	(53.9)	1,820,656	590,111	(67.6)
MDE	Rionegro	174,315	80,344	(53.9)	1,820,656	590,111	(67.6)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,171,191	604,769	(48.4)	12,052,135	4,215,435	(65.0)
MDE	Rionegro	891,919	425,698	(52.3)	9,230,074	3,071,996	(66.7)
EOH	Medellin	104,044	75,915	(27.0)	1,095,291	464,601	(57.6)
MTR	Monteria	109,361	60,147	(45.0)	1,028,309	418,044	(59.3)
APO	Carepa	21,541	14,926	(30.7)	226,951	90,205	(60.3)
UIB	Quibdo	38,682	24,635	(36.3)	384,487	148,938	(61.3)
CZU	Corozal	5,644	3,448	(38.9)	87,023	21,651	(75.1)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR Lic.	InspIR Group
Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com